SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 20, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following circulars on April 20, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0420/LTN20120420374.pdf with respect to an aircraft acquisition; and

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0420/LTN20120420404.pdf with respect to a notification letter.

English versions of the circulars are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 20, 2012

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealers in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

MAJOR TRANSACTION
ACQUISITION OF AIRCRAFT

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 31 May 2012 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the AGM and a reply slip have been despatched by the Company and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com) on 12 April 2012. If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

23 April 2012

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisition"	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement
"AGM"	an annual general meeting of the Company to be convened on Thursday, 31 May 2012 for, among other things, considering, and, if thought fit, approving the Acquisition
"Articles of Association"	the articles of association of the Company
"available tonne kilometers" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown
"Board"	the board of Directors
"Boeing"	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement
"Boeing Aircraft"	ten Boeing B777-300ER aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement
"Boeing Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between Boeing and the Company on 28 February 2012, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, Macau and Taiwan
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 53.07% equity interest in the Company as at the Latest Practicable Date
"Director(s)"	the director(s) of the Company

"Group"	the Company and its subsidiaries (as defined under the Listing Rules)
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	18 April 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America
"Xiamen Airlines"	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Non-Executive Directors:
Si Xian Min (*Chairman of the Board of Directors)*
Wang Quan Hua
Yuan Xin An

Executive Directors
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

Supervisors:
Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

23 April 2012

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
ACQUISITION OF AIRCRAFT

INTRODUCTION

Reference is made to the announcement of the Company dated 28 February 2012. The purpose of this circular is to provide you with, among other things, further details of the Acquisition.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Date

28 February 2012

Parties

(i) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii) Boeing, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief after having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

Ten Boeing B777-300ER aircraft

Consideration

According to the information provided by Boeing, the catalogue price of one Boeing B777-300ER aircraft is US$298 million. Such catalogue price includes price for airframe and engines.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after an arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company's disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company's request in this respect, and insisted preservation of the confidentiality carried with such information to the

extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group's operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from 2013 to 2016.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, the Company had not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and in compliance with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the strategic target and the aircraft fleet structure plan of the Group; and the Acquisition will facilitate the strategic change and the internationalization of the Company, the optimization of the Company's fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Company. The Boeing Aircraft will increase the ATKs of the Group by 7.92% when compared to the ATKs of the Group as at 31 December 2011, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Pursuant to Rule 14.22 of the Listing Rules, the consideration ratio under Rule 14.07 of the Listing Rules regarding the Acquisition is above 25% and less than 100%, so the Acquisition constitutes a major transaction of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules.

As no Shareholder has a material interest in the Acquisition, no Shareholder is required to abstain from voting on the resolution to approve the Acquisition at the AGM.

The Acquisition is also subject to the approval of the relevant government authorities in the PRC.

PROSPECTS

Looking into 2012, we see challenges as well as opportunities, but opportunities prevail. Although the international economy is still affected by the European debt crisis, the recovery of world economy is still predictable. The PRC economy is still maintaining a steady growth momentum over the medium and long term. Although the current PRC economic growth is slowing down, the government has adopted in advance the policy of micro-adjustment to avoid rapid decline of the economy, and it is expected that the PRC economy will maintain a steady growth in 2012. Increasing income and consumption upgrade of residents make civil aviation become popular which drives the steady growth of aviation demand. Additionally, after the Company recorded profits for three consecutive years and completed refinancing, the financial position and capital strength of the Company have seen significant improvement. Meantime, as the negative influence of the European debt crisis, it is anticipated that the world economy will recover at a slow pace in 2012. Along with the sluggish economy in developed economies and the domestic macro control measures, domestic economic activities will be hampered and economic growth in the PRC is expected to slow down. Affected by the overall economic condition, the 2012 international aviation market will be relatively weak with anaemic growth, and cargo transport market will also remain depressed. Though the domestic passenger aviation market will continue to grow due to the economic environment in China, the growth rate is expected to slow down. Furthermore, the domestic aviation industry is also facing challenges arising from the faster growing transportation capacity and intensified market competition, so further increase in the passenger revenue will be affected. Due to the factors including the easing monetary policies in major economies and geopolitical tensions, the international oil prices may remain high, which will exert greater pressure on the profits of the aviation industry in 2012. Compared with 2011, the pace of the appreciation of RMB against the US$ will be less impressive in 2012, and the exchange gain for the aviation industry will also decline. Therefore, the Company will attach great importance to study the changes in the market environment in 2012, seize opportunities to develop, effectively cope with the challenges in the operations, continue to make effort to push forward the strategic transformation and accelerate structural adjustment and optimization while ensuring safety with full efforts. Priorities will be given to the following works:

1. To strengthen safety management mechanism and team construction to realize safe operation with full efforts.

2. To strengthen market development, increase revenue and create good operating results.

3. To expand the transformation achievements, improve the quality of transformation and firmly push forward the strategic transformation and internationalization.

4. To strengthen building up our brand and enhance service standards.

AGM

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 31 May 2012 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the AGM and a reply slip have been despatched by the Company and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com) on 12 April 2012.

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company's register of members will be closed from Monday, 30 April 2012 to Thursday, 31 May 2012, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Hong Kong Registrars Limited, at or before 4:30 p.m. on Friday, 27 April 2012. The address of the transfer office of Hong Kong Registrars Limited is Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Friday, 11 May 2012 and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy will not preclude you from attending the AGM and voting in person if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM must be taken by poll.

RECOMMENDATION

The Directors consider that the Acquisition is fair and reasonable so far as the Shareholders are concerned and accordingly recommend the Shareholders to vote in favour of the resolution in relation to the Acquisition which will be proposed at the AGM.

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Si Xian Min
Chairman

1. FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2011, 2010 and 2009 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

- annual report of the Company for the year ended 31 December 2011 published on 12 April 2012 (pages 56 – 173);
- annual report of the Company for the year ended 31 December 2010 published on 12 April 2011 (pages 45 – 137); and
- annual report of the Company for the year ended 31 December 2009 published on 21 April 2010 (pages 44 – 138).

2 INDEBTEDNESS

At the close of business on 29 February 2012, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

	RMB (Million)
Bank and other loans	
Unsecured loans	26,248
Mortgaged loans	23,522
Mortgaged and guaranteed loans	220
Total	49,990
Obligations under finance leases	
Obligations under finance leases without guarantee	14,210
Obligations under finance leases with guarantee	2,580
Total	16,790
Contingent liabilities	
Personal bank loans for pilot trainees	395

At 29 February 2012, bank and other loans of the Group of approximately RMB23,742,000,000 were secured by certain aircraft with a carrying amount of RMB30,024,000,000. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB24,528,000,000. In addition, bank loans of approximately RMB220,000,000 and obligations under finance leases of approximately RMB2,580,000,000 were respectively guaranteed by CSAHC and certain banks.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding loans and overdrafts, debt securities, debentures, mortgages, finance lease commitments, guarantees and acceptances, material contingent liabilities or other indebtedness in the nature of borrowings as at the close of business on 29 February 2012.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 29 February 2012.

3. EFFECT

The Group's principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group's traffic volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Boeing Aircraft will increase the ATKs of the Group by 7.92% when compared to the ATKs of the Group as at 31 December 2011, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through commercial loans from commercial banks and partly financed by internal fund, the Acquisition may therefore result in an increase in the Company's debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Company's cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Company. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4. MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2011 (being the date to which the latest published audited financial statements of the Company were made up).

5. WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for at least 12 months from the date of this circular.

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC *(Note 1,2)*	Beneficial owner	A Share	4,145,050,000 (L)	59.02%	–	42.22%
	Interest in controlled corporation	H Share	1,064,770,000 (L)	–	38.10%	10.85%
		Total	5,209,820,000 (L)	–	–	53.07%
Nan Lung Holding Limited ("Nan Lung") *(Note 1)*	Beneficial Owner	H Share	1,064,770,000 (L)	–	38.10%	10.85%
FIL Limited	Investment Manager	H Share	165,544,000 (L)	–	5.92%	1.69%

Note:

1. CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2. As at the Latest Practicable Date, Si Xian Min, Wang Quan Hua and Yuan Xin An were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 1**") dated 30 September 2010, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell ten Boeing B737 series aircraft. The aggregate catalogue price of the ten Boeing B737 series aircraft was approximately US$699 million.

(b) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 2**") dated 4 November 2010, between the Company and Airbus SNC, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell six Airbus A330 aircraft and 30 Airbus A320 series aircraft. The catalogue price of six Airbus A330 aircraft and 30 Airbus A320 series aircraft is US$1.205 billion and US$2.575 billion, respectively.

(c) A financial services agreement (the "**Financial Services Agreement**") dated 8 November 2010 between the Company and Southern Airlines Group Finance Company Limited (the "**Finance Company**"), a non-wholly owned subsidiary of CSAHC which is owned as to approximately 66% by CSAHC and its wholly-owned subsidiary and 34% by the Company together with its four subsidiaries, pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Agreement shall not exceed the Cap which is set at RMB 4 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2013.

(d) A sales agency framework agreement (the "**Sales Agency Services Framework Agreement**") dated 28 January 2011 between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("**PCACL**"), a wholly owned subsidiary of CSAHC, pursuant to which PCACL agrees to provide the (1) air ticket sales agency services, (2) airfreight forwarding sales agency services, (3) chartered flight and pallets agency services, (4) internal operation services for the inside storage area; and (5) delivery services for the outside storage area to the Group. The maximum annual aggregate amount of the services fee payable by the Company to PCACL under the Sales Agency Services Framework Agreement for each of the three years ending 31 December 2013 shall not exceed RMB250 million.

(e) An import and export agency framework agreement (the "**Import and Export Agency Framework Agreement**") dated 28 January 2011 between the Company and Southern Airlines (Group) Import and Export Trading Company ("**SAIETC**"),

a wholly owned subsidiary of CSAHC, pursuant to which SAIETC agrees to provide the (1) import and export services, (2) custom clearing service, (3) customs declaration and inspection services; and (4) tendering and agency services to the Group. The maximum annual aggregate amount of the services fee payable by the Company to SAIETC under the Import and Export Agency Framework Agreement for each of the three years ending 31 December 2013 shall not exceed RMB97.2 million.

(f) A building lease agreement (the "**Building Lease Agreement**") dated 14 February 2011 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Xinjiang. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Building Lease Agreement for each of the three years ending 31 December 2013 shall not exceed RMB 42,975,542.

(g) A land lease agreement (the "**Land Lease Agreement**") dated 14 February 2011 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company for the purposes of its civil aviation and related businesses situated at various locations. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement for each of the three years ending 31 December 2013 shall not exceed RMB 56,329,131.

(h) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 3**") dated 9 May 2011, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B787 series aircraft. The catalogue price of six Boeing B787 series aircraft is US$1,089 million.

(i) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 4**") dated 31 May 2011, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell six Boeing B777F freighters. The catalogue price one Boeing B777F freighters is US$264 million.

(j) The Boeing Aircraft Acquisition Agreement.

(k) A supplemental agreement to the Financial Services Agreement dated 16 March 2012 entered into between the Company and the Finance Company to revise the maximum daily balance of deposits (including the corresponding interests thereon) with Finance Company to be placed by the Group and the maximum daily balance of loans (including the total loan interest) owned by the Group to the Finance Company at any time during the life of the Financial Services Agreement from RMB 4 billion to RMB 6 billion on any given day respectively.

5. MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

6. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2011, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

7. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

8. MISCELLANEOUS

(a) The joint company secretaries of the Company are Mr. Xie Bing and Dr. Liu Wei.

Mr. Xie Bing, aged 39, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and a master degree in Business Administration (EMBA) from Jinan University, the University of Birmingham, Britain and School of Economics and Management of Tsinghua University, respectively. Mr. Xie used to work in the Planning and Development Department, the Company Secretary Office of the Company and the Office of CSAHC. He has been the Company Secretary since November 2007.

Dr. Liu Wei, aged 55, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law and a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice law in PRC, Hong Kong and England. He has extensive exposure in corporate finance and is a partner of DLA Piper Hong Kong.

(b) The registered address of the Company is at 278 Ji Chang Road, Guangzhou, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 31 May 2012:

(a) Articles of Association;

(b) the material contracts referred to in the paragraph headed "Material Contracts" in this Appendix; and

(c) the 2010 and 2011 Annual Reports.

In respect of the Acquisition, the Company has applied to the Stock Exchange for a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules, so that only the redacted version of the Aircraft Acquisition Agreement 1, the Aircraft Acquisition Agreement 2, the Aircraft Acquisition Agreement 3, the Aircraft Acquisition Agreement 4 and the Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號：1055)

NOTIFICATION LETTER 通知信函

23 April 2012

Dear Non-registered holder [(1)],

China Southern Airlines Company Limited (the "Company")
— Notice of Publication of Circular ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.csair.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking ''Investor'' on the home page of our website, then selecting "Directorate Report" or ''Other'' and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.csair.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Si Xianmin
Chairman

Note: (1) This letter is addressed to Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]:

中國南方航空股份有限公司(「本公司」)
— 股東通函(「本次公司通訊文件」)之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.csair.com)及香港交易所披露易網站(www.hkexnews.hk),歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項,再在「董事報告」或「其他報告」下使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本,請填妥在本函背面的申請表格,並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄,毋須貼上郵票;否則,請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.csair.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問,請電郵至csair.ecom@computershare.com.hk。

代表
中國南方航空股份有限公司
主席
司獻民
謹啟

2012年4月23日

附註: (1)此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司,透過香港中央結算有限公司不時向本公司發出通知,希望收到公司通訊文件)發出。如果　閣下已經出售或轉讓所持有之本公司股份,則無需理會本函件及所附申請表格。

Non-registered holder's information (English Name and Address)
非登記持有人資料(英文姓名及地址)

Request Form 申請表格

To: **China Southern Airlines Company Limited (the "Company")**
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **中國南方航空股份有限公司(「本公司」)**
(股份代號：1055)
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*(「公司通訊文件」)：
(Please mark ONLY ONE (X) of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本。**

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。

2. This letter is addressed to the Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。

4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-23042012-2(0)

閣下寄回申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong